Filed pursuant to Rule 424(b)(3)

File No. 333-289964

Prospectus Supplement No. 2 Dated November 24, 2025

(To Prospectus Dated November 2, 2025)

134,194 Shares of Common Stock issuable upon exercise of the Representative’s Warrants

This Prospectus Supplement No. 2 (the “Prospectus Supplement”) updates and supplements the prospectus of Elauwit Connection, Inc. (the “Company,” “we,” “us,” or “our”) dated November 2, 2025, as updated and supplemented by Prospectus Supplement No. 1 dated November 12, 2025 (the “Prospectus”), with the following attached document which we filed with the Securities and Exchange Commission (the “SEC”):

A.	Our Current Report on Form 8-K filed on November 24, 2025.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

The purchase of the securities offered through the Prospectus involves a high degree of risk. Before making any investment in our securities, you should carefully consider the risk factors section beginning on page 7 of the Prospectus.

You should rely only on the information contained in the Prospectus, as supplemented or amended by this Prospectus Supplement and any other prospectus supplement or amendment thereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 24, 2025.

Index to Filings

Annex
The Company’s Current Report on Form 8-K filed on November 24, 2025	A

Annex A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 24, 2025

ELAUWIT CONNECTION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-42935	99-3101171
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1700 Alta Vista Drive, Suite 130, Columbia, South Carolina	29223
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (704) 558-3099

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	ELWT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

Elauwit Connection, Inc. (the “Company”) issued a press release on November 24, 2025 announcing the partial exercise of the over-allotment option by Craig-Hallum Capital Group LLC in connection with the Company’s initial public offering. A copy of the press release is filed as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
99.1	Press release dated November 24, 2025
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELAUWIT CONNECTION, INC.

Date: November 24, 2025	/s/ Barry Rubens
	Name:	Barry Rubens
	Title:	Chief Executive Officer

Exhibit 99.1

Elauwit Connection, Inc. Announces Closing of the Underwriter’s Partial Exercise of its Over-Allotment Option in Connection with its Initial Public Offering

COLUMBIA, SC, November 24, 2025 – Elauwit Connection, Inc. (“Elauwit” or the “Company”), a national managed services provider delivering turnkey broadband and property-wide WiFi networks for multifamily and student housing communities, today announced that it closed the sale of an additional 68,989 shares of the Company’s common stock, representing the partial exercise of the underwriter’s over-allotment option granted in connection with the Company’s initial public offering (the “IPO”, and together with such over-allotment closing, the “Offering”), at the IPO price of $9.00 per share, less underwriting discounts. As a result, the Company has raised gross proceeds of $0.6 million in addition to the previously announced IPO gross proceeds of approximately $15.0 million, before deducting underwriting discounts and other offering expenses.

The Offering was conducted on a firm commitment basis. Craig-Hallum Capital Group LLC acted as the sole bookrunner for the Offering. Harter Secrest & Emery LLP acted as counsel to the Company, and Pryor Cashman LLP acted as counsel to the underwriters for the Offering.

A registration statement on Form S-1 (File No. 333-289964) relating to the Offering has been filed with the U.S. Securities and Exchange Commission (the "SEC") and became effective pursuant to Section 8(a) of the Securities Act of 1933, amended, on November 2, 2025. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained from Craig-Hallum Capital Group LLC, 323 N. Washington Ave., Suite 300, Minneapolis, MN 55401, Attn: Equity Capital Markets, or by telephone at (612) 334-6300, or by email at prospectus@chlm.com. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Elauwit

Elauwit is a national managed services provider that designs, builds, and operates premium broadband and property-wide WiFi networks for multifamily and student housing communities. With a focus on service quality, reliability, and measurable asset value, Elauwit enables property owners to deliver always-on connectivity as a modern amenity and a source of recurring NOI growth.

For more information, visit www.elauwit.com

Contacts:

Elauwit Connection, Inc.

Katie Hayward, VP Marketing

+1-704-558-3099

sales-pr@elauwit.com

Investor Relations:

Matt Kreps, Darrow Associates

+1-214-597-8200

mkreps@darrowir.com